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June 10, 2009		OUR FILE NUMBER 144,689-00012

VIA EDGAR AND COURIER
WRITER’S DIRECT DIAL
(650) 473-2638
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: Ms. Song Brandon		WRITER’S E-MAIL ADDRESS szucker@omm.com

Re:	Cell Genesys, Inc.
Comment Letter dated June 8, 2009 regarding
Schedules TO-I and TO-I/A
Filed May 22, 2009 and June 1, 2009
File No. 5-43085

Dear Ms. Brandon:

On behalf of Cell Genesys, Inc. (the “Company”), this letter is being sent in response to the Securities and Exchange Commission’s comment letter dated June 8, 2009 (the “Comment Letter”), with respect to the Company’s Schedules TO-I and TO-I/A, filed May 22, 2009 and June 1, 2009, respectively.

Set forth below is the Company’s response to the Comment Letter, with the Staff’s comment set out immediately preceding the corresponding response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the documents referenced above.

Schedule TO-I

Item 10.	Financial Statements

1.	In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. Please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance. Please revise to include the required summary financial statements.

Response:

The Company has filed an amendment to the Schedule TO, which includes the required summary financial statements.

O’ MELVENY & MYERS LLP

June 10, 2009 - Page 2

(a)(1)(A): Offer to Exchange

General

2.	We note your disclosure throughout that Tang Capital has agreed to not withdraw its Existing Notes in the Exchange Offer unless the Settlement Agreement is terminated or the Exchange offer is terminated because the minimum condition is not satisfied. In that regard, it appears that Tang Capital is not being afforded some of the protections of the tender offer rules such as the ability to withdraw during the duration of the Exchange Offer. Please explain how Tang Capital’s inability to withdraw its securities is consistent with Section 29(b) of the Exchange Act, which generally prohibits entering into contracts in order to avoid violating any securities laws.

Response:

The Settlement Agreement was entered into prior to the commencement of the Exchange Offer. Under the terms of the Settlement Agreement, the Company agreed to commence the Exchange Offer and Tang Capital has voluntarily agreed not to exercise its right to withdraw during the duration of the Exchange Offer. Such an agreement, which is no different than the voting agreements or support agreements typical in tender offers and exchange offers, solely involves a noteholder making a decision within its power regarding the exercise of its own rights. The Exchange Offer itself does not purport to limit withdrawal and this individual decision by Tang Capital prior to commencement does not limit the ability of any other noteholders to decide whether to exercise their rights to withdraw and is wholly distinct from contracts purporting to limit the rights of others or in which there is agreement that an issuer will not comply with the securities laws.

Forward-Looking Statements

3.	We note your statement where you refer to “forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.” Please revise your document to clarify that forward-looking statements made in connection with your offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.

Response:

The Company has filed an amendment to the Schedule TO, which eliminates the references to the Private Securities Litigation Reform Act of 1995.

O’ MELVENY & MYERS LLP

June 10, 2009 - Page 3

4.	Please revise to eliminate the statement in this section that you “do not undertake any obligation to update forward-looking statements.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Response:

The Company has filed an amendment to the Schedule TO, which eliminates the statement that we “do not undertake any obligation to update forward-looking statements.”

Miscellaneous, page 48

5.	We note your disclosure in this section and throughout your document that if you become aware of “any jurisdiction” where the tender offer or acceptance of shares would not be in compliance with that jurisdiction’s applicable law, you may not make the tender offer in that jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-US jurisdiction. If not, please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii) permitting exclusion only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Response:

The Company is referring to a U.S. state and not a non-US jurisdiction in its disclosure. The Company has filed an amendment to the Schedule TO, which clarifies this point.

Exhibit 99.(a)(1)(B): Letter of Transmittal

6.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response:

The Company has filed an amendment to the Schedule TO, which deletes the legend noted herein.

*    *    *

As specifically requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

O’ MELVENY & MYERS LLP

June 10, 2009 - Page 4

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and request that you contact the undersigned at (650) 473-2638 with any questions or comments regarding this letter.

Very truly yours,

/s/ Sam Zucker
Sam Zucker, Esq.
of O’MELVENY & MYERS LLP

cc:	Stephen A. Sherwin, M.D.
Eric C. Sibbitt, Esq.